Exhibit 99.2

Second release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act]

Biofrontera AG

28.02.2020

Dissemination of a Voting Rights Announcement

- Convenience Translation -

Sparta Aktiengesellschaft, Heidelberg (notifying party) informed Biofrontera AG (issuer) on 26.02.2020 pursuant to section 43 (1) sentence 1 WpHG with reference to the last notification of 28 January 2020 about the following:

We refer to the voluntary group notification according to sections 33, 34 WpHG by Mr. Wilhelm K. T. Zours, published on 3 February 2020. Through the signing of a voting trust agreement (the ‘pool agreement’) on 28 January 2020 by DELPHI Unternehmensberatung Aktiengesellschaft, SPARTA AG, Deutsche Balaton Biotech AG, Deutsche Balaton Aktiengesellschaft, ABC Beteiligungen AG, Prisma Equity AG and Heidelberger Beteiligungsholding AG (the ‘pool members’), the voting rights in Biofrontera AG directly held by each pool member are attributed to the other pool members and their parent companies in accordance with section 34 (2) WpHG. Further information on the pool agreement can be found in the above-mentioned voting rights notification from Mr. Wilhelm K. T. Zours.

In accordance with section 43 (1) sentence 1 WpHG, we hereby notify you for the first time on behalf of SPARTA AG of the objectives pursued with the acquisition of the voting rights and the origin of the funds used for the acquisition:

1. SPARTA AG intends to combine its interests with the interests of the other pool members in order to ensure the joint influence on Biofrontera AG. This is to be achieved in particular through the pool members exercising their voting rights jointly in all resolutions to be adopted and elections to be held in the general meeting of Biofrontera AG. Thereby the economic development and the increase of the share value of the Company should be continuously improved through the establishment of a corresponding voting right block at the general meeting of the Company.

2. SPARTA AG does not intend to directly acquire further voting rights in Biofrontera AG within the next twelve months through acquisition or in any other way

3. SPARTA AG does not seek to directly influence the appointment of administrative, management and supervisory bodies of Biofrontera AG.

4. SPARTA AG does not seek any significant change in the capital structure of the Company. In particular, no changes are sought with respect to the ratio of equity and debt financing and the dividend policy.

5. The acquisition of the voting rights by SPARTA AG took place in the course of the attribution of voting rights in accordance with section 34 (2) WpHG after the pool members had signed the pool agreement. Thus, SPARTA AG did not use any funds for the acquisition of the voting rights.

Company:	Biofrontera AG
Hemmelrather Weg 201
51377 Leverkusen
Germany
Internet:	www.biofrontera.com